NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “PLDT, NTT Com, StarHub and TM to build US$430M region-wide fiber optic cable system including new Philippine cable landing station” that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	7

Exhibit 1

January 31, 2011

The Philippine Stock Exchange
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release entitled “PLDT, NTT Com, StarHub and TM to build US$430M region-wide fiber optic cable system including new Philippine cable landing station”.

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Page 1 of 7

Exhibit 1

January 31, 2011

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with a copy of a press release entitled “PLDT, NTT Com, StarHub and TM to build US$430M region-wide fiber optic cable system including new Philippine cable landing station”.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Page 2 of 7

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	January 31, 2011

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City Address of principal office	1200	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Page 3 of 7

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT, NTT Com, StarHub and TM to build US$430M region-wide fiber optic cable system including new Philippine cable landing station”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: January 31, 2011

Page 4 of 7

Exhibit 1

PLDTpressrelease

PLDT, NTT Com, StarHub and TM to build
US$430M region-wide fiber optic cable system
including new Philippine cable landing station

MANILA, Philippines, January 31, 2011 – PLDT recently signed with leading telecommunication companies in Japan and Singapore a construction and maintenance agreement (C&MA) to build a US$430 million next generation high bandwidth optical fiber underwater cable system called Asia Submarine-cable Express (ASE).

The 7,200-kilometer ASE system will link Japan, the Philippines, Hong Kong and Singapore.  The system will also connect to Malaysia and potentially to Mainland China, as well as other Southeast Asian countries. The system is envisioned to provide seamless interconnection with other major cable systems connecting Europe, the Middle East, other parts of Asia, and the United States.

PLDT’s new cable landing station on the east coast of the Philippines will also provide enhanced network redundancy for superior telecommunications services for corporate, SME (small and medium enterprise), and retail broadband customers of PLDT and wireless subsidiary Smart Communications Inc.

The other parties who signed the ASE C&MA on January 27, 2011, in Tokyo were NTT Communications of Japan and StarHub of Singapore. Telekom Malaysia (TM) signed a separate agreement with NTT Communications today in Kuala Lumpur.

PLDT Vice President for Network Planning and Engineering and International Network Operations Genaro C. Sanchez, who signed the C&MA on behalf of PLDT, said the synergy of the industry leaders is essential in realizing ASE. As a result, PLDT will have additional bandwidth capacity via a new diverse route to further improve the resiliency of its international cable network in the Asia-Pacific region.

This will redound to the benefit of PLDT’s customers who need reliable and uninterrupted services. Sanchez said the ASE will answer the customers’ two-pronged demand for increased bandwidth and enhanced dependability.

NTT Communications, represented during the Tokyo signing ceremonies by Network Division Vice President Yukio Ito, handles the international network requirements of the NTT Group. The NTT Group ranks among the world’s largest telecommunications operators.

Page 5 of 7

Exhibit 1

StarHub, represented by Chief Operating Officer Tan Tong Hai, is Singapore’s fully-integrated info-communications provider as well as the pioneer in “hubbing,” the ability to deliver unique integrated and converged services to all its customers.

ASE is designed to provide more than 15 Terabits capacity of field proven 40 Gigabits per second transmission technology and has the capability to incorporate 100Gbps optical technology in the future. This is expected to cater to the forecasted exponential growth in bandwidth requirements for new and revolutionary broadband applications such as IP, video, data, and other multimedia services.

Furthermore, the cable routes between the ASE terminal stations will cover the shortest possible distances to minimize latency. ASE will be installed along a route that will avoid as much as possible the critical earthquake prone area in the south of Taiwan.

Sanchez further stated that with the construction of a new cable station in the east coast of the Philippines, PLDT will be in a position to offer a highly resilient international network that is expected to survive natural disasters similar to the major earthquake in the Bashi channel in December 2006.  The earthquake resulted in the temporary “isolation” of some countries from international communications.

If there will be problems such as multiple cable cuts in the Bashi Channel, Sanchez said, PLDT for example can divert PLDT traffic towards Japan and the United States, as well as corporate circuits normally routed via the west coast cable stations, viz. Batangas and La Union (where other cables systems such as APCN2 and AAG land), onto PLDT’s DFON and exit the new east coast cable station onto ASE.

The same route using PLDT’s DFON can also be used by other international carriers wishing to have protection via the Philippines for their traffic and circuits that are carried by cables passing through the Bashi channel. NTT Com and StarHub will be the first to benefit from the new terrestrial protection route via PLDT’s new east coast cable station, DFON and PLDT’s west coast stations.

“It will also address the upcoming retirement of older cables,” Sanchez added as he disclosed that the new system will carry commercial traffic beginning 3rd quarter of 2012.

ASE is being supplied jointly by NEC Corporation and FUJITSU Limited. The supply contract was signed on the same day that the ASE C&MA was signed.

XXX

Page 6 of 7

Exhibit 1

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless and fixed line networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph

Contact person:

Ramon R. Isberto
PLDT Spokesperson
Tel. No.: +63 2 5113101
Fax No.: +63 2 5113100

Page 7 of 7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: January 31, 2011